

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 11, 2022

John S. Wirt, Esq.
General Counsel
Neptune Wellness Solutions Inc.
545 Promenade du Centropolis
Suite 100
Laval, Quebec, Canada H7T 0A3

>       **Re: Neptune Wellness Solutions Inc.**
>       **Registration Statement on Form S-1**
>       **Filed November 7, 2022**
>       **File No. 333-268196**

Dear John S. Wirt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     François Paradis, Esq.